Exhibit 4.5

THE PNC FINANCIAL SERVICES GROUP, INC. AND AFFILIATES

DEFERRED COMPENSATION PLAN

Amended and Restated

(Effective as of January 1, 2009)

WHEREAS, The PNC Financial Services Group, Inc. (the “Corporation”) and certain of its Affiliates previously adopted and presently maintain The PNC Financial Services Group, Inc. and Affiliates Deferred Compensation Plan (the “Plan”), originally effective as of November 21, 1996, and the Corporation amended and restated the Plan effective as of February 18, 2004 and effective as of July 1, 2004, and subsequently amended the Plan by a First Amendment dated December 5, 2005 and by a Second Amendment dated September 13, 2007;

WHEREAS, the Corporation desires to amend and restate the Plan in its entirety, effective as of January 1, 2009, to comply with Section 409A of the Internal Revenue Code of 1986, as amended (“Internal Revenue Code”); and

WHEREAS, effective as of January 1, 2009, deferrals made or vested under the Plan on and after January 1, 2005 and account balances attributable to such deferrals are to be administered in accordance with the Plan as amended and restated herein, with deferrals made under the Plan prior to January 1, 2005 and account balances attributable to such deferrals to be administered in accordance with the provisions of this Plan in effect at the time of such deferrals (and any subsequent amendments made thereafter and specifically made applicable thereto); and

WHEREAS, Section 10 of the Plan authorizes the Corporation to amend or terminate the Plan at any time.

NOW, THEREFORE, in consideration of the foregoing, the Plan is hereby amended and restated in its entirety to read as follows:

SECTION 1- DEFINITIONS

1.1	“Account” means the bookkeeping account established for each Participant who is entitled to a benefit under the Plan. An Account is established only for purposes of determining the amount of benefits hereunder and not to segregate assets or to identify assets that may or must be used to satisfy benefits. An Account will be credited with Deferral Amounts set forth in Section 3 of the Plan and will be credited or debited to reflect deemed investment results under Section 5 of the Plan. The Participant’s “Account” will also include (i) amounts deferred under deferral elections made before January 1, 1996, which pre-1996 deferrals will be accounted for separately from Deferral Amounts for and after 1996, (ii) amounts, other than pre-1996 deferrals, which were deferred under the Plan prior to January 1, 2005, and which will be accounted for separately from pre-1996 deferrals and from amounts deferred on or after January 1, 2005, (iii) amounts, other than pre-1996 deferrals, which were deferred under the Plan prior to January 1, 2005 but vested after December 31, 2004, and which will be accounted for separately from pre-1996 deferrals and from amounts deferred on or after January 1, 2005; and (iv) amounts representing accounts merged into this Plan from a prior deferred compensation plan, to the extent separate accounting is determined by the Committee or its delegate to be necessary in order to ensure compliance with Section 409A of the Internal Revenue Code or otherwise, including without limitation amounts included in this Plan as the result of the mergers of the Mercantile Plan and the Sterling Plan into this Plan. The Participant’s Account will also include any amounts deferred that are subject to restrictions and the possibility of forfeiture under the terms of any Annual Cash Incentive Award made under any incentive plan.

1.2	“Affiliate” means any business entity whose relationship with the Corporation is as described in Subsection (b), (c) or (m) of Section 414 of the Internal Revenue Code.

1.3	“Annual Cash Incentive Award” means: (a) any incentive award, including incentive awards otherwise payable in the form of the Corporation’s stock, granted to the Participant under an incentive plan designated by the Plan Manager as participating; (b) any other cash bonus or incentive compensation payment that may be designated by the Plan Manager as eligible for deferral hereunder; and (c) any Severance Agreement Amount.

1.4	“Beneficiary” or “Beneficiaries” means the individual or individuals designated by the Participant to receive the balance of the Participant’s Account upon the Participant’s death in accordance with Section 6 of the Plan.

1.5	“Board” means the Board of Directors of the Corporation.

1.6	“Change in Control” means a change of control of the Corporation of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A (or in response to any similar item on any similar schedule or form) promulgated under the Exchange Act, whether or not the Corporation is then subject to such reporting requirement; provided, however, that without limitation, a Change in Control will be deemed to have occurred if:

(a)	any Person, excluding employee benefits plans of the Corporation and its subsidiaries, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act or any successor provisions thereto), directly or indirectly, of securities of the Corporation representing 20% or more of the combined voting power of the Corporation’s then outstanding securities; provided, however, that such an acquisition of beneficial ownership representing between 20% and 40%, inclusive, of such voting power will not be considered a Change in Control if the Board approves such acquisition either prior to or immediately after its occurrence;

(b)	the Corporation consummates a merger, consolidation, share exchange, division or other reorganization or transaction of the Corporation (a “Fundamental Transaction”) with any other corporation, other than a Fundamental Transaction that results in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 60% of the combined voting power immediately after such Fundamental Transaction of (i) the Corporation’s outstanding securities, (ii) the surviving entity’s outstanding securities, or (iii) in the case of a division, the outstanding securities of each entity resulting from the division;

(c)	the shareholders of the Corporation approve a plan of complete liquidation or winding-up of the Corporation or an agreement for the sale or disposition (in one transaction or a series of transactions) of all or substantially all of the Corporation’s assets;

(d)	as a result of a proxy contest, individuals who prior to the conclusion thereof constituted the Board (including for this purpose any new director whose election or nomination for election by the Corporation’s shareholders in connection with such proxy contest was approved by a vote of at least two-thirds of the directors then still in office who were directors prior to such proxy contest) cease to constitute at least a majority of the Board (excluding any Board seat that is vacant or otherwise unoccupied);

(e)	during any period of 24 consecutive months, individuals who at the beginning of such period constituted the Board (including for this purpose any new director whose election or nomination for election by the Corporation’s shareholders was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period) cease for any reason to constitute at least a majority of the Board (excluding any Board seat that is vacant or otherwise unoccupied); or

(f)	the Board determines that a Change in Control has occurred.

Notwithstanding anything to the contrary herein, a divestiture or spin-off of a subsidiary or division of the Corporation will not by itself constitute a Change in Control.

1.7	“Committee” means the Personnel and Compensation Committee of the Board.

1.8	“Compensation Threshold” for a year means the amount of compensation designated under Internal Revenue Code Section 414(q)(1)(B) for such year by the Internal Revenue Service.

1.9	“Corporate Executive Group” means the group designated as such by the Corporation (or any successor group thereto).

1.10	“Corporation” means The PNC Financial Services Group, Inc. and any successors thereto.

1.11	“Deferral Amount” means the amount credited to the Participant’s Account in accordance with the Participant’s Deferral Election less any amounts transferred to the SISP. The term “Deferral Amount” will not include any gains or losses credited or debited thereto.

1.12	“Deferral Election” means the Participant’s irrevocable election to defer all or any portion of any Eligible Annual Cash Incentive Award otherwise payable to a Participant by timely delivery to the Plan Manager of a Deferral Election Form.

1.13	“Deferral Election Form” means a document, in a form or forms approved by the Plan Manager, including electronic, whereby the Participant elects to defer up to all or a portion of any Annual Cash Incentive Award otherwise payable to the Participant and designates when payment of the portion of the Participant’s Account attributable to such Deferral Amount, including earnings thereon, will commence and the form of payment. In the case of a Severance Agreement Amount, Deferral Election shall mean an election to defer the same portion of the Severance Agreement Amount with the same payment distribution elections as the Participant had elected on a timely delivered Deferral Election Form with respect to any Section 1.3(a) or Section 1.3(b) bonus for the referenced year. Such Deferral Election and Deferral Election Form shall apply to the Severance Agreement Amount notwithstanding that Participant had incurred a Severance from Service at the time the Severance Agreement Amount would be made absent the Deferral Election and that such payment amount is provided pursuant to a Severance Agreement rather than pursuant to a participating incentive plan.

1.14

“Disability” means, except as may otherwise be required by Internal Revenue Code Section 409A, that a Participant either (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, is receiving (and has received for at least three months) income replacement benefits under any Corporation-sponsored disability benefit plan. A Participant who has been determined to be eligible for Social Security disability benefits shall be presumed to have a Disability as defined herein. The definition of Disability contained in the Plan shall have no impact or effect on any determination regarding disability made under any other employee benefit plan of the Employer.

1.15	“Distribution Date” means the next regular pay following the annual payment date designated by the Participant on the Participant’s Deferral Election Form for all distributions, except for distributions on account of Hardship. The Participant may designate January 15 or July 15 as the applicable annual Distribution Date.

1.16	“Eligible Annual Cash Incentive Award” means: (A) in the case of a participant in the ISP, the amount of the Participant’s Annual Cash Incentive Award up to the greater of (a) $25,000 or (b) 50% of the Annual Cash Incentive Award; provided, however, that for a Participant who is not a member of the Corporate Executive Group, the Eligible Annual Cash Incentive Award may not exceed $250,000; and (B) in the case of a participant in the RSP, 100% of any Annual Cash Incentive Award.

1.17	“Employee” means any person employed by an Employer.

1.18	“Employer” means the Corporation and any Affiliate that has been designated by the Plan Manager as an Employer hereunder and listed in Schedule A hereto.

1.19	“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

1.20	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.21	“Hardship” means an unforeseeable emergency that is a severe financial hardship to a Participant resulting from: (i) an illness or accident of the Participant, the Spouse, the Participant’s beneficiary, or the Participant’s dependent (as defined in Internal Revenue Code Section 152, without regard to Internal Revenue Code Sections 152(b)(1), (b)(2), and (d)(1)(B)); (2) loss of the Participant’s property due to casualty (including the need to rebuild a home following damage to a home not otherwise covered by insurance, for example, not as a result of a natural disaster); or (3) other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. Withdrawals of amounts because of such unforeseeable emergency will only be permitted to the extent reasonably necessary to satisfy the unforeseeable emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such unforeseeable emergency is or may be relieved:

(a)	through reimbursement or compensation by insurance or otherwise; or

(b)	by liquidation of the Participant’s assets, to the extent the liquidation of such assets would not itself cause financial hardship.

The Plan Manager will have the sole and absolute discretion to determine whether a Hardship exists.

1.22	“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Internal Revenue Code shall be deemed to include any regulation, ruling, or other guidance issued thereunder by the Department of the Treasury or the Internal Revenue Service.

1.23	“ISP” means The PNC Financial Services Group, Inc. Incentive Savings Plan as amended from time to time.

1.24	“ISP Administrative Committee” means the committee appointed to administer the ISP.

1.25	“Mercantile Plan” means the Mercantile Bankshares Corporation Deferred Compensation Plan, which was merged into this Plan effective September 15, 2007.

1.26	“Participant” means any Employee who meets the eligibility criteria set forth in Section 2 of the Plan and/or has an Account under the Plan.

1.27	“Pension Plan” means The PNC Financial Services Group, Inc. Pension Plan, as amended from time to time.

1.28	“Person” has the meaning given in Section 3(a)(9) of the Exchange Act and also includes any syndicate or group deemed to be a person under Section 13(d)(3) of the Exchange Act.

1.29	“Plan” means The PNC Financial Services Group, Inc. and Affiliates Deferred Compensation Plan, which is the Plan set forth in this document, as amended from time to time.

1.30	“Plan Manager” means any individual designated by the Committee to manage the operation of the Plan as herein provided or to whom the Committee has duly delegated any of its duties and obligations hereunder.

1.31	“Retirement” means the Participant’s Severance from Service at any time and for any reason (other than death, termination for cause, or termination in connection with a divestiture of assets or of one or more subsidiaries of the Corporation) on or after the first day of the first month after a Participant has attained age 55 and completed five years of Vesting Service. For those account balances merged into the Plan from the Mercantile Plan, as provided in Section 13.11 of the Plan, “Retirement” is to be defined as such term was defined in the Mercantile Plan. For those account balances merged into the Plan from the Sterling Plan, as provided in Section 13.11 of the Plan, “Retirement” is to be defined as such term was defined in the Sterling Plan.

1.32	“RSP” means the PNC Global Investment Servicing Retirement Savings Plan, as adopted by the Corporation effective July 1, 2004 and as it may be amended from time to time.

1.33

“Separation From Service” means separation from service within the meaning of Section 409A of the Internal Revenue Code. For purposes of this definition, a Participant shall be deemed to have a Separation from Service on the date on which he and the Employer reasonably anticipate that no further services would be performed after such date or that the level of bona fide services he would perform after such date would permanently decrease to no more than 20% of the average level of bona fide services performed over the immediately preceding 36-month period (or the full period of employment if less than 36 months). Notwithstanding the above, no Separation from Service shall be deemed to occur while the Participant is on military leave, sick leave or other bona fide leave of absence until the latest of (i) six months after commencement of the leave, other than for a Disability, (ii) 29 months after commencement of leave as the result of a Disability, or (iii) the date on which the Participant ceases to have a legally protected right to reemployment under an applicable statute or by contract.

1.34	“Severance Agreement” means any Change of Control Employment Agreement or similar agreement between the Corporation and an executive of the Corporation that provides for the application of a deferral election with respect to an annual bonus for the year immediately prior to the year in which termination of the executive’s employment occurs to certain amounts otherwise payable as a prior year bonus under such agreement.

1.35	“Severance Agreement Amount” means any amount otherwise payable to the Participant under a Severance Agreement as an annual bonus for the year immediately prior to the year in which the Participant’s Severance from Service occurs, where the Participant had previously made a timely irrevocable Deferral Election with respect to any portion of Participant’s annual bonus, if any, for that same prior year.

1.36	“Severance From Service” means the Participant’s Separation from Service with The PNC Financial Services Group, Inc. and all of its Affiliates.

1.37	“SISP” means The PNC Financial Services Group, Inc. Supplemental Incentive Savings Plan, adopted as of January 1, 1989, and as it may be amended from time to time.

1.38	“Spouse” means the person to whom the Participant is legally married on the relevant date (as determined under the laws of the state in which the Participant is a resident at the time of marriage).

1.39	“Sterling Plan” means the Sterling Financial Corporation Deferred Compensation Plan.

1.40	“Trust” means the grantor trust established by the Corporation to assist in funding its obligations under the Plan.

1.41	“Vesting Service” has the meaning assigned such term in the Pension Plan.

SECTION 2 - ELIGIBILITY FOR PARTICIPATION

In general, an Employee may be eligible to participate in the Plan for a Plan Year if: (i) his or her annual earnings are in excess of the Compensation Threshold for such Plan Year; (ii) his or her employer is the Corporation or an Affiliate that has been designated by the Plan Manager as an Employer for purposes of the Plan; and (iii) the Employee is participating in a cash incentive plan that pays annually and is eligible for deferral hereunder. The decision as to whether an Employee is eligible to participate in the Plan is reserved to the Plan Manager in his or her sole discretion.

SECTION 3 - BENEFITS

3.1	Deferral Amount

Any Employee who is eligible to participate in the Plan pursuant to the criteria set forth in Section 2 of the Plan may elect to defer payment of all or any part of an Eligible Annual Cash Incentive Award by designating either a dollar amount or a percentage of such Eligible Annual Cash Incentive Award for deferral; provided, however, that (i) the Participant’s gross Deferral Amount may not be less than $5,000 for any single deferral; and (ii) if the participant designates a dollar amount for deferral and 100% of his Annual Cash Incentive Award is less than such amount, then his deferral will be equal to 100% of the Annual Cash Incentive Award (if such amount is at least $5000). If a percentage election (or deemed election under (iii) above) would produce a Deferral Amount of less than $5000, no deferral shall be made.

If the Participant also participates in the ISP or, as applicable, the RSP at the time of an Annual Cash Incentive Award, a portion of the Eligible Annual Cash Incentive Award amount that the Participant elects to defer under this Plan will be transferred to the SISP. The portion that will be allocated to the SISP will equal the percentage of “Compensation” (as defined in the ISP or, as applicable, the RSP) that the Participant has elected to defer under the SISP for the year for which the Annual Cash Incentive Award is earned multiplied by an amount equal to the difference between (a) the Participant’s “Compensation” under the ISP or, as applicable, the RSP calculated as if Internal Revenue Code Section 401(a)(17) were not applicable and the Participant had not made a deferral under this Plan, and (b) the Participant’s “Compensation” actually calculated under the ISP or, as applicable, the RSP. Amounts transferred to the SISP will be subject to the terms and conditions of the SISP.

3.2	Deferral Election Form

The Plan Manager must receive the Participant’s Deferral Election Form by the close of PNC’s last business day immediately prior to January 1 of each calendar year for which the Participant is eligible to make a Deferral Election hereunder. Any Deferral Election Form will apply only to an Eligible Annual Cash Incentive Award granted to the Participant for the calendar year (or any portion of the calendar year) beginning on such January 1. Each Deferral Election Form will also specify the year in which payment will commence, the form of distribution and the applicable Distribution Date.

Notwithstanding any provision in the Plan to the contrary, a Participant is permitted to file a Deferral Election Form with the Plan Manager for any Eligible Annual Cash Incentive Award that is performance-based compensation, as defined under Internal Revenue Code Section 409A and the regulations thereunder, at any date established by the Committee that is at least six months before the end of the relevant performance period related to such performance-based compensation.

3.3	Stock Deferrals

From time to time, certain of the Corporation’s eligible incentive plans may permit or require Participants to defer incentive awards under this Plan that they would otherwise receive in the form of restricted shares of the Corporation’s common stock (“Stock Deferrals”). Such Stock Deferrals may also be subject to such terms and conditions as may be imposed by the Corporation under the terms of the incentive plans or the individual awards under such plans, including, but not limited to, execution of such agreements between the Corporation and the Participant as may be required by the Corporation as a condition to receipt of the award and its eligibility for deferral under this Plan.

Stock Deferrals will be credited to Participants’ Accounts as set forth in Section 1.1 of the Plan. Stock Deferrals will be subject to any restricted period as may be applicable to the underlying incentive award, and will be deemed to be invested in the Corporation’s common stock during any such restricted period and may not be transferred to other deemed investments until the restricted period has terminated. Distributions from the Stock Deferral portion of Accounts will not be permitted until any restricted period has terminated. Hardship distributions made pursuant to Section 4.3 of the Plan will not include any portion of a Participant’s Account attributable to Stock Deferrals.

3.4	Suspension or Revocation of Deferrals

A Participant’s deferral election for a calendar year may be suspended by the Committee or its delegate for the remainder of such calendar year upon the Participant’s taking a hardship withdrawal under the ISP or the RSP (as applicable). Such suspension shall apply to any Eligible Annual Cash Incentive subject to such Deferral Election that would otherwise have been payable after the date of such suspension and before the end of such calendar year. In addition, all of a Participant’s existing deferral elections will be deemed to have been revoked upon (i) a termination of the Plan or the portion thereof covering the Participant, to the extent permitted under Section 409A of the Internal Revenue Code; or (ii) the Participant’s Severance from Service (except with respect to a Severance Agreement Amount).

SECTION 4 - DISTRIBUTION OF DEFERRAL AMOUNTS AND PARTICIPANT ACCOUNTS

4.1	Time of Distribution

Distributions of the Participant’s Account attributable to any Deferral Amount will commence either on a specified Distribution Date or on the first Distribution Date that is at least six months after the Participant’s Severance from Service, in accordance with the Participant’s Deferral Election Form; provided, however, that no Participant may elect to defer the payment of any Deferral Amount for a period of less than one full calendar year; and provided, further, that (i) if a Participant incurs a Severance from Service which is not due to Retirement, death or Disability, or (ii) if the Participant fails to select a time when payment of the Participant’s Account attributable to any Deferral Amount will commence, payment of the Participant’s entire Account (in the case of (i) above) or such portion of the Participant’s Account (in the case of (ii) above) will be made as of the first Distribution Date that is at least six months after the Participant’s Severance From Service.

4.2	Manner of Distribution

All distributions will be payable in a lump sum or annual installments over a period designated by the Participant not to exceed the lesser of 10 years or the life expectancy of the Participant (or the joint life expectancy of the Participant’s and the Participant’s designated beneficiary), based upon life expectancy tables approved by the Plan Manager. The form of distribution applicable to a Participant’s Account attributable to any Deferral Amount will be elected at the time of the Participant’s Deferral Election on each Deferral Election Form; provided, however, that if (i) a Participant incurs a Severance from Service which is not due to Retirement, death or Disability, or (ii) the Participant fails to select a form for the payment of a Participant’s Account attributable to any Deferral Amount, payment of the Participant’s entire Account (in the case of (i) above) or such portion of the Participant’s Account (in the case of (ii) above) will be made in the form of a lump sum. Except as otherwise provided in Section 13.13, a Participant who has not already commenced receiving installment distributions with respect to a Deferral Amount may subsequently change the time or form of distribution for the portion of his or her Account attributable to such Deferral Amount only if (i) such change is made by filing a new Deferral Election Form no later than twelve (12) months prior to the Distribution Date for such portion of his or her Account, (ii) such change is not effective unless twelve (12) months have elapsed from the date on which the change is made, and (iii) such change defers the Distribution Date for such portion of his or her Account by at least five (5) years from the Distribution Date applicable under the prior Deferral Election Form. No more than two (2) changes may be made in prior elections with respect to any portion of the Participant’s Account applicable to a Deferral Amount. If applicable, the first annual installment payment will be made as soon as may be practicable after the Distribution Date in the year designated by the Participant with the remaining installments (if any) continuing to be payable as soon as may be practicable after the same Distribution Date in each year thereafter.

Notwithstanding any provision in the Plan to the contrary, any account balances merged into the Plan from the Mercantile Plan and the Sterling Plan, as provided in Section 13.11 of the Plan, will be distributed in accordance with the distribution provisions of the Mercantile Plan or the Sterling Plan, as applicable, and the distribution elections previously elected under the Mercantile Plan and the Sterling Plan (and in the case of the Sterling Plan, any special provisions with respect to the timing and form of payment upon the occurrence of a “Change in Control” of Sterling Financial Corporation). Except as otherwise provided in Section 13.13, former participants in the Mercantile Plan or the Sterling Plan may change their previous distribution election under the Mercantile Plan or the Sterling Plan, as applicable; provided, that such change will be effective only if (i) such change is made by filing a new Deferral Election Form no later than twelve (12) months prior to the original distribution date applicable under the Mercantile Plan or the Sterling Plan, (ii) such change is not effective unless twelve (12) months have elapsed from the date on which the change is made, and (iii) such change defers the distribution date by at least five (5) years from the originally applicable distribution date.

4.3	Hardship Distribution

Upon approval of the Plan Manager, payment of all or any portion of the Participant’s Account will be made in the event of the Participant’s Hardship. Payment of any Hardship distribution will be made only in cash in a single lump sum as soon as administratively practicable, but no later than ninety (90) days, after approval. A withdrawal by a Participant on account of a Hardship will have no effect on any amounts remaining in such Participant’s Account, and will not have any effect on any current or future Deferral Election after the withdrawal.

4.4	Death Benefit

If the Participant’s Severance From Service occurs because of the Participant’s death, either before or after payments commence, the balance of the Participant’s Account will be distributed to the Participant’s Beneficiary or Beneficiaries in a single lump-sum payment within 90 days of the Participant’s death.

SECTION 5 - INVESTMENT FUNDS

Deferral Amounts credited to a Participant’s Account under the Plan will be deemed to be invested in the investment fund or funds selected by the Participant in accordance with procedures established by the Plan Manager. The Participant may elect to change the investment fund elections in accordance with procedures established by the Plan Manager. The ISP Administrative Committee will, in its sole discretion, determine the various investment funds that will be available for the deemed investment of all Deferral Amounts. If the Participant fails to select an investment fund or funds with respect to any Deferral Amount, such Deferral Amount will be automatically invested in a short-term investment fund as may be designated from time to time by the ISP Administrative Committee, until the Participant provides investment directions in accordance with procedures established by the Plan Manager. The Participant’s Account will be valued daily.

The Committee or its delegate, in its sole and absolute discretion, will establish procedures for allocating earnings to the Participant’s Account.

SECTION 6 - DESIGNATION OF BENEFICIARIES

The Participant will designate a Beneficiary or Beneficiaries to receive the balance of the Participant’s Account upon the Participant’s death. Such designation will be on a form approved by the Plan Manager and will not be effective until the Plan Manager receives the form. If no valid Beneficiary designation form is on file with the Plan Manager upon the Participant’s death, then the balance of the Participant’s Account will be payable to the Beneficiary designated by the Participant under the Employer’s group life insurance plan, or, if no such designation exists, to the Participant’s estate. For the sake of clarity, Beneficiary or Beneficiaries designations under any plan that is merged into the Plan (the “Prior Plan”) will be honored until a Participant designates a new Beneficiary or Beneficiaries under the Plan or until the Participant revokes his or her prior Beneficiary or Beneficiaries designations under the Prior Plan.

SECTION 7 - TRUST FUND

No assets of the Corporation or any Employer will be segregated or earmarked with respect to any Deferral Amounts and all such amounts will constitute unsecured contractual obligations of the Employer. If the Corporation chooses to contribute to the Trust to offset its obligation under this Plan, all assets or property held by the Trust will at all times remain subject to the claims of the general creditors of the Corporation or any Employer.

SECTION 8 - CLAIMS PROCEDURE

8.1	Initial Claim

Claims for benefits under the Plan will be filed with the Plan Manager. If any Participant or Beneficiary claims to be entitled to a benefit under the Plan and the Plan Manager determines that such claim should be denied, in whole or in part, the Plan Manager will notify such person of its decision in writing. Such notification will be written in a manner calculated to be understood by such person and will contain (a) specific reasons for the denial, (b) specific reference to pertinent Plan provisions, (c) a description of any additional material or information necessary for such person to perfect such claim and an explanation of why such material or information is necessary, and (d) information as to the steps to be taken if the person wishes to submit a request for review. Such notification will be given within 90 days after the Plan Manager receives the claim. If such notification is not given within such period, the claim will be considered denied as of the last day of such period and such person may request a review of his or her claim.

8.2	Review Procedure

Within 60 days after the date on which the Participant or Beneficiary receives a written notice of a denied claim (or, if applicable, within 60 days after the date on which such denial is considered to have occurred), such person (or his or her duly authorized representative) may (a) file a written request with the Committee for a review of his or her denied claim and of pertinent documents, and (b) submit written issues and comments to the Committee. The Committee will notify such person of its decision in writing. Such notification will be written in a manner calculated to be understood by such person and will contain specific reasons for the decision as well as specific references to pertinent Plan provisions. The decision on review will be made within 60 days after the Committee receives the request for review. If the decision on review is not made within such period, the claim will be considered denied.

8.3	Claims and Review Procedure Not Mandatory After a Change in Control

After the occurrence of a Change in Control, the claims procedure and review procedure provided for in this Section 8 will be provided for the use and benefit of Participants who may choose to use such procedures, but compliance with the provisions of this Section 8 will not be mandatory for any Participant claiming benefits after a Change in Control. It will not be necessary for any Participant to exhaust these procedures and remedies after a Change in Control prior to bringing any legal claim or action, or asserting any other demand, for payments or other benefits to which such Employee claims entitlement.

SECTION 9 - ADMINISTRATION; DELEGATION

The Committee will have the sole and absolute authority to determine eligibility for benefits and administer, interpret, construe and vary the terms of the Plan; provided, however, that after a Change in Control, the Committee will be subject to the direction of the trustee of the Trust with respect to the exercise of the authority granted by this Section 9 and elsewhere in this Plan.

This Plan is intended to be “a plan which is unfunded and is maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees” within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA and will be administered in a manner consistent with that intent.

The Board or the Committee may, in its sole discretion, delegate authority hereunder, including but not limited to delegating authority to modify, amend, administer, interpret, construe or vary the Plan, to the extent permitted by applicable law or administrative or regulatory rule.

All administrative costs and expenses of the Plan, to the extent permitted under applicable law, will be allocated among and deducted from Accounts of all Participants on a pro rata basis in accordance with procedures determined by the Plan Manager.

SECTION 10 - AMENDMENT AND TERMINATION

The Committee will have the sole and absolute discretion to modify, amend or terminate this Plan, in whole or in part, at any time; provided, however, that no modification, amendment or termination will be made that would have the effect of decreasing the amount payable to any Participant or Beneficiary hereunder without the consent of such Participant or Beneficiary. In the event of any termination of the Plan or any portion thereof, payment of affected Participants’ Accounts shall be made under and in accordance with the terms of the Plan and the applicable elections, except that the Committee may determine, in its sole discretion, to accelerate payments to all such Participants if and to the extent that such acceleration is permitted under Section 409A of the Internal Revenue Code.

After a Change in Control, the Plan may not be amended in any manner that adversely affects the administration or payment of a Participant’s benefits hereunder (including but not limited to the timing and form or payment of benefits hereunder) without the consent of the Participant, nor may the provisions of this Section 10 or Section 11 be amended after a Change in Control with respect to a Participant without the written consent of the Participant; provided, however, that the failure of the Participant to consent to any such amendment will not impair the ability of the Committee to amend the Plan with respect to any other Participant who has consented to such amendment.

SECTION 11 - SUCCESSORS

In addition to any obligations imposed by law upon any successor(s) to the Corporation and the Employers, the Corporation and the Employers will be obligated to require any successor(s) (whether direct or indirect, by purchase, merger, consolidation, operation of law, or otherwise) to all or substantially all of the business and/or assets of the Corporation and the Employers to expressly assume and agree to perform this Plan in the same manner and to the same extent that the Corporation and the Employers would be required to perform it if no such succession had taken place; in the event of such a succession, references to “Corporation” and “Employers” herein will thereafter be deemed to include such successor(s). Except as set forth in the preceding sentence, the Corporation’s and the Employers’ obligations under this Plan are not assignable or transferable except, in the discretion of the Corporation, to (i) any corporation, partnership or limited liability company which acquires all or substantially all of the assets of an Employer; or (ii) any corporation, partnership or limited liability company into which an Employer may be merged or consolidated.

SECTION 12 - GOVERNING LAW

The Plan will be governed according to the laws of the Commonwealth of Pennsylvania, without reference to its conflict of laws provisions, to the extent not preempted by federal law.

SECTION 13 - MISCELLANEOUS

13.1	Liability of the Board and the Committee

Neither the Board nor the Committee will be liable to any person for any action taken or admitted in connection with the administration, interpretation, construction or variance of the Plan.

13.2	No Contract of Employment

Nothing herein will be construed as an offer or commitment by the Corporation or any Affiliate to continue any Participant’s employment with it for any period of time.

13.3	Compensation Under Other Plans

Any amount deferred and/or payable under this Plan shall not be considered Compensation for the purpose of computing benefits to which such Participant may be entitled under any qualified pension plan (as that term is defined in section 3(3) of ERISA) or other arrangement of the Corporation or an Affiliate for the benefit of Employees, except as specified in such plan or arrangement.

13.4	Withholding

The Corporation or an Affiliate shall have the right to deduct from payment of any amount under the Plan any taxes required by law to be withheld from a Participant or Beneficiary with respect to such payment.

13.5	Spendthrift Clause

The right of the Participants to any amounts deferred or invested in this Plan will not be transferable or assignable and will not be subject to alienation, encumbrance, garnishment, attachment, execution or levy of any kind, voluntary or involuntary, except when, where and if compelled by applicable law. For the sake of clarity, domestic relations orders purporting to assign benefits under the Plan do not apply to the Plan.

13.6	Severability

Whenever possible, each provision of this Plan will be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of the Plan is held to be prohibited by or invalid under applicable law, then (a) such provision will be deemed to be amended to, and to have contained from the outset such language as is necessary to, accomplish the objectives of the provision as originally written to the fullest extent permitted by law, and (b) other provisions of this Plan will remain in full force and effect.

13.7	Construction

No rule of strict construction shall be applied against the Corporation, any Affiliate, the Committee, the Board, the Plan Manager or any other person regarding the interpretation of any terms of this Plan or any rule or procedure established by the Committee.

Where the context allows, words in the masculine gender shall include the feminine and neuter genders, the plural shall include the singular and the singular shall include the plural.

The captions of sections and paragraphs of this Plan are for convenience only and shall not control or affect the meaning or construction of any of its provisions.

13.8	Corporation and Affiliate Liability

Whenever, in the Committee’s or the Plan Manager’s opinion, any person entitled to receive any payment is under a legal disability, a minor, or incapacitated in any way, so as to be unable to manage his or her financial affairs, the Corporation or an Affiliate, at its discretion, may make such payment for the benefit of such person to his or her legal representative, or to a relative or friend of such person for his or her benefit, or it may apply the payment for the benefit of such person in any manner it deems advisable. When the Corporation or an Affiliate makes any payment pursuant to this subsection, it shall be considered as a complete discharge of its liability for the making of such payments under the Plan.

13.9	Entire Agreement

This writing constitutes the final and complete embodiment of the understandings of the parties hereto and all prior understandings and communications of the parties oral or written concerning this Plan are hereby renounced, revoked and superseded.

13.10	Notices

All notices to the Corporation hereunder shall be delivered to the attention of the Committee or to the Plan Manager acting on its behalf. Any notice or filing required or permitted to be given to the Committee or the Corporation under this Plan shall be sufficient if in writing and hand delivered, or sent by registered or certified mail, to the Committee or to the Plan Manager, at the principal office of the Corporation. Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or the receipt for registration or certification.

13.11	Mergers of Mercantile Plan and Sterling Plan

The Mercantile Plan was merged into the Plan effective September 15, 2007, and the Sterling Plan was merged into the Plan effective January 1, 2009. Under the Plan, each individual who had an account balance merged into the Plan from the Mercantile Plan or the Sterling Plan has an Account equal to or greater than the account balance such individual had under the Mercantile Plan or the Sterling Plan immediately before the merger.

13.12	Compliance with Law

The Plan is intended to comply with applicable law. Without limiting the foregoing, the Plan is intended to comply with the applicable requirements of Internal Revenue Code Section 409A, and will be administered in accordance with Internal Revenue Code Section 409A to the extent that Internal Revenue Code Section 409A applies to the Plan. Notwithstanding any provision in the Plan to the contrary, distributions from the Plan may only be made in a manner, and upon an event, permitted by Internal Revenue Code Section 409A. If any payment or benefit cannot be provided or made at the time specified herein without incurring penalties under Internal Revenue Code Section 409A, then such benefit or payment will be provided in full at the earliest time thereafter when such penalties will not be imposed. To the extent that any provision of the Plan would cause a conflict with the applicable requirements of Internal Revenue Code Section 409A, or would cause the administration of the Plan to fail to satisfy the applicable requirements of Internal Revenue Code Section 409A, such provision shall be deemed null and void to the extent permitted by applicable law.

13.13	Transition Special Election

Participants in the Plan as of November 21, 2008 were provided an opportunity, as permitted under transition guidance issued under Code Section 409A, to file a new payment election on or before December 31, 2008 with respect to their Account attributable to all Deferral Amounts subject to Deferral Election Forms filed in 2004, 2005, 2006 and/or 2007. Any such election made by a Participant shall supersede and replace the elections made on his Deferral Election Forms for all such years for purposes of determining the timing and manner of distribution under Section 4.1 and Section 4.2.

* * * *

Executed and adopted by the Chief Human Resources Officer of The PNC Financial Services Group, Inc. this 31st day of December, 2008.

/s/ Joan L. Gulley
Joan L. Gulley
Senior Vice President and Chief Human Resources Officer

SCHEDULE A - AFFILIATES

PNC Bank, National Association

PNC Investments, LLC

PNC Capital Markets, Inc.

The PNC Financial Services Group, Inc.

PNC Alliance, LLC

PNC Equity Management Inc.

PNC Equipment Finance, LLC

PNC Bank, Delaware

ADVISORport, Inc.

PNC Global Investment Servicing (U.S.) Inc.

PNC Trust Company

PFPC Distributors, Inc.

Midland Loan Services, Inc.

PNC Mezzanine Management Corp

PNC REIT Holding Corp

Harris Williams, LLC

Topanga Insurance Agency, Inc.

PNC ARCS, LLC

Coates Analytics, LP

PNC Realty Investors, Inc.

BB&T AM Distributors, Inc.

Albridge Solutions, Inc.

Bainbridge Securities, Inc.

Town & Country Leasing, LLC

Sterling Financial Trust Co

Church Capital Management, LLC